Charles E. Carpenter ccarpenter@velaw.com

Tel 212.237.0219     Fax 917.849.5383

November 17, 2008

Division of Corporation Finance

United States Securities and Exchange Commission

CF/AD5

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Lyn Shenk, Branch Chief

Re:	Seaspan Corporation (the “Company”)
Form 20-F for the Year Ended December 31, 2007
Form 6-K Filed August 8, 2008
File Number: 001-32591

Ladies and Gentlemen:

On behalf of the Company, we have filed a copy of this letter via EDGAR as correspondence.

In this letter, we set forth the responses of the Company to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 28, 2008 (the “Comment Letter”), with respect to the above-referenced filings. For your convenience, we have repeated in bold type the Comments exactly as set forth in the Comment Letter. The Company’s response to each Comment is set forth immediately below the text of the applicable Comment. In addition, some supplemental materials in response to certain Comments will be provided separately with a supplemental letter (the “Supplemental Letter”), for which confidential treatment pursuant to Rule 83 is requested.

Information provided in this letter on behalf of the Company has been provided to us by the Company.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission November 17, 2008 Page 2

Form 20-F for the Year Ended December 31, 2007

Item 4. Information on the Company, page 26B.

Business Overview, page 26

Financing Facilities, page 40

Our $400.0 Million UK Lease Facility, page 46

1.	Based on your disclosures of the leasing arrangement with Peony Leasing Limited (“Peony”) for the 5 4500 TEU vessels, it appears that Peony may be a variable interest entity of which you may be the primary beneficiary. Please explain to us in detail your analysis in regard to FIN 46R as it pertains to your relationship with Peony. In particular, tell us if Peony has been structured such that all of its activities are primarily related to a single lessee leasing arrangement with you that is conducted solely on your behalf. In connection with this, tell us what proportion of Peony’s assets and obligations are related to the vessels subject to the lease with you. If your arrangement with Peony is not a single lessee leasing arrangement, give particular emphasis in your analysis of your consideration of paragraph 13 of FIN 46R. Also, include in your analysis your consideration of paragraphs B18 to B21 of FIN 46R with respect to “supervision costs” payable by Peony to Seaspan Management Services Limited as the “supervisor” in connection with the construction of the vessels subject to the lease with Peony.

Response: The requested information is included in the Supplemental Letter

2.	In the event that you do not consolidate Peony pursuant to FIN 46R, please explain to us and disclose in the notes to the financial statements your accounting for the leases of the 5 4500 TEU vessels upon completion of construction. In particular, discuss whether sale-leaseback accounting will be applied at that point pursuant to EITF 97-10 and FAS 13 as amended by FAS 28 and your intended accounting related thereto. We believe the reference to EITF 97-10 is relevant given your present accounting of recording an asset and a related obligation for the vessels during construction similar to that required by this EITF. Also, tell us and disclose how the leases for these vessels will be classified (capital or operating) and explain to us the basis for the classification.

Response: Prior to analyzing the question of the lease under EITF 97-10, the Company has performed an analysis of the transaction in relation to EITF 96-21 as Peony was identified as a special purpose entity. In analyzing the lease transactions, the Company considered the specific guidance from Question 10 and 11 of EITF 96-21 as important to the determination of the treatment of the lease.

Securities and Exchange Commission November 17, 2008 Page 3

Prior to the inception of the arrangement with Peony, the Company paid installments to the shipyard in accordance with the shipbuilding contracts that the Company had entered into in late November 2007 and early December 2007 prior to the arrangement with Peony. Although these costs were later reimbursed as part of the arrangement with Peony, they were nevertheless incurred by the Company. As a result, the Company is considered the owner of “construction-in-progress,” as described in Question 10 of EITF 96-21, and subject to the analysis of a sale-leaseback transaction as described in Question 11 of EITF 96-21.

Under the current terms of the arrangement, 99.9% of the sales proceeds on the sale of the vessel are retained by the Company at the termination of the lease as a “rebate of rental.” This term in the lease demonstrates that the seller-lessee (i.e., the Company) participates in the appreciation of the property. As this term does not meet the requirements of sale-leaseback accounting, the Company is required to account for the vessel under the alternate guidance provided in Question 10 of EITF 96-21. Therefore, the following amounts have been recorded in the financial statements:

•	The Company has continued to record the vessel under construction on its financial statements, including any additional amounts paid by Peony

•

Any amounts the Company is reimbursed by Peony for payments to the shipyard, and any amounts that Peony pays to the shipyard directly, have been recorded as liabilities owed to Peony over the course of the lease term.

As the guidance in EITF 96-21 specifically addressed the fact pattern of the transaction, this guidance formed the basis of the accounting for the transaction with Peony. As this guidance is also applicable to the period after the commencement of the lease, the Company will continue to record the full amount of the liability and the asset on the financial statements during the term of the lease. The Company believes that this treatment is the same as the result that would be recognized if the transaction was accounted for in accordance with EITF 97-10 and given that the lease would have been considered a capital lease. The lease would have been considered a capital lease as the payments required under the lease contract represent more than ninety percent of the present value of each of the vessels.

Securities and Exchange Commission November 17, 2008 Page 4

In order to provide clarification for the accounting treatment in future periods, the Company will include the following additional disclosure on Form 20-F for the period ending December 31, 2008:

In accordance with the guidance in EITF 96-21, the Company includes the value of the vessels and the liability related to the lease commitment on its books during the construction period and over the subsequent lease period.

3.	Please tell us if you incurred any incremental costs specific to novating your contracts with Samsung to Peony, and if so, explain to us your accounting for such costs and the basis for your accounting.

Response: The Company has incurred incremental costs relating to the novation of the contracts of approximately $100,000 per vessel. These costs are recorded as deferred financing fees and are amortized over the term of financing arrangement.

Item 5. Operating and Financial Review and Prospects, page 60

Results of Operations, page 64

4.	The financial information in MD&A presents earlier to recent years from left to right, while the financial statements present recent to earlier years from left to right. To improve presentation, please present all financial information in the Form 20-F to read consistently from left to right. Refer to SAB Topic 11.E.

Response: The Company concurs with the comment from the Commission and the Form 6-K dated November 12, 2008 for the period ended September 30, 2008 complies with SAB Topic 11.E. The Company will also comply with SAB Topic 11.E in future filings.

Securities and Exchange Commission November 17, 2008 Page 5

Financial Statements for the Years Ended December 31, 2007 …, page F-22

Consolidated Statements of Earnings, page F-23

5.	You disclose that the “change in fair value of financial instruments” represents the ineffective portion of interest rate swap agreements accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting. Please disclose in the notes to the financial statements and elsewhere in your filing, where appropriate, the amounts associated with the ineffectiveness of your cash flow hedges pursuant to paragraph 45(b)(1) of FAS 133.

Response: The Company concurs with the Comment and has disclosed the amounts associated with the ineffectiveness of its cash flow hedges in the notes to its financial statements for the three and nine months ended September 30, 2008, which was filed on Form 6-K dated November 12, 2008. The Company plans to provide this information for the 2008 fiscal year and comparative periods in its Form 20-F filing for the year ending December 31, 2008.

Notes to Consolidated Financial Statements, page F-27

Summary of significant accounting policies, page F-33

(l) Earnings per share, page F-32

6.	Please explain to us your consideration of paragraph 61 of FAS 128 in regard to allocating earnings between the three classes of your common stock for per share computations.

Response: It is the Company’s understanding that the two-class method must be used to calculate earnings per share when:

(1)	securities that may participate in dividends with common stock according to a predetermined formula (whether participation is conditioned on the occurrence of a specified event or not, regardless of the form of participation), or

(2)	two or more classes of common stock with different dividend rates but without prior or senior rights.

We do not believe that either of these scenarios is reflective of the relationship between our Class A and Class B common shares. Although Class B common shares were subordinated to Class A common shares until the end of the subordination period, Class A and Class B common shares had the same dividend rights, as determined by our Board of Directors. Class B common shares were required to receive the same dividends as Class A common shares except if it was

Securities and Exchange Commission November 17, 2008 Page 6

determined that the dividend rates would be decreased below the levels set at the Company’s initial public offering. As such, we did not consider it appropriate to allocate earnings per share between Class A and Class B common shares. In addition, as our Board of Directors declared equal dividends on both types of common shares during the subordination period, we do not believe that the application of the two class method would have resulted in different earnings per share calculations than those presented in the Company’s financial statements. As described on Form 6-K dated November 12, 2008 for the period ended September 30, 2008, effective October 1, 2008, the subordination period of the Class B shares ended and the rights of the Class B common shares became the same as the Class A common shares.

Class C common shares are only eligible to receive a dividend when the Company pays dividends to Class A common shares above a minimum threshold level of $0.485 per quarter. To date, the dividend rate on Class A common shares has not met the threshold for payment of dividends to Class C common shares. The dividend on Class A common shares is at the discretion of the Board of Directors based on the desired cash reserve. As the future dividend payments approved by the Board of Directors is not known, the Company is unable to determine the earnings per share that would be allocated to the Class C common shares under the two-class method.

(p) Accounting for dry-dock activities, page F-33

7.	Clearly describe for us and disclose in detail the type and nature of each activity associated with drydockings that you perform and those included in the technical services fee paid to your manager. Include activities that may not have yet been performed due to the relative young age of your fleet but that you expect will be performed during future drydockings. Tell us and disclose how you distinguish between “routine” drydocking performed by the manager and “nonroutine” drydocking performed by you. Tell us and disclose all those drydocking activities for which costs are deferred and amortized. If certain repairs and maintenance are deferred and amortized, tell us and disclose how you distinguish such from repairs and maintenance that are expensed as incurred. In particular, explain to us whether costs associated with repair of the parts of a ship below the water line performed during drydocking are deferred and amortized. For costs that are deferred and amortized, tell us the gross amount incurred by or charged to you, as appropriate, for each activity in each of the last three fiscal years and most recent interim period.

Securities and Exchange Commission November 17, 2008 Page 7

Response: As defined in the management agreements, Seaspan Management Services Ltd. (the “Manager”) is responsible for normal repairs and maintenance as part of the technical services fee which is expensed as incurred, except as described below.

Dry-dock is scheduled every five years based on Classification Society requirements. The dry-dock activities include major overhaul and planned major maintenance activities to ensure that each vessel complies with laws of the flag and the requirements and the recommendations of the Class. Scheduled or routine dry-docking may average $600,000 for a five-year old mid-size vessel dry-docking in China, of which approximately one-third relates to painting of the vessel including parts below the water line, and other significant category of costs include docking costs (such as pilot/tug and yard fees) and engine work (such as shafts, thrusters, propeller, rudder, boilers and main engine) which would not be accessible without a complete multi-day shutdown of the engine with the vessel out of the water in dry-dock. The dry-dock costs also form part of the technical management services fee paid to the Manager. The amounts paid to the Manager are refundable to the Company if the management agreement is terminated prior to the completion of the dry-dock activities. Therefore, these amounts are recorded as a prepaid expense until such time as the Manager performs the related services. Upon completion of dry-dock activities, the costs are amortized over a five-year period. As of September 30, 2008, the Company has approximately $2.0 million of unamortized costs relating to dry-dock activities.

Non-routine unforeseen events such as a collision, vessel damage as a result of weather, or significant machinery failures that would adversely affect the safety and operational performance of the vessel may require unscheduled dry-docking. These costs, in addition to other non-routine repairs and maintenance, are expensed as incurred, net of insurance recoveries.

Securities and Exchange Commission November 17, 2008 Page 8

The Company has deferred the following amounts during each of the last three fiscal years related to the activities described above:

	Year ended December 31, 2007	Year ended December 31, 2006	Period from date of incorporation on May 3, 2005 to December 31, 2005
Repairs and maintenance	$—	$—	$—
Dry-dock activities	$2,309,000	$84,000	$—
Non-routine events	$—	$—	$—

The initial term of the management agreements are expiring at the end of 2008, and the Company is in the process of renegotiating the terms with the Manager. The Company will provide additional disclosure on dry-docking once the renegotiations have been completed in its next filing of the Form 20-F.

8.	Please tell us and disclose the amortization period associated with deferred drydocking costs and the basis for such period.

Response: The amortization period for dry-dock costs is five years. The estimation of the five-year amortization period is aligned with certain minimum vessel Classification society requirements and is based on management’s best estimate of the frequency of dry-dock activities based on experience in the industry.

Note 8. Long-term debt, page F-38

9.	Please disclose the specific interest rate in effect for each facility at the end of each year presented, pursuant to Rule 5-02.22 of Regulation S-X. Also, to the extent material to understanding variances in interest expense, consider disclosing in MD&A the weighted average interest rate of debt outstanding during each period discussed therein.

Response: The Company has disclosed the following information in its previous filings:

In note 8(a) to the consolidated financial statements, as filed on Form 20-F on March 24, 2008 for the year ended December 31, 2007, beginning on page F-39, the Company disclosed the following information: “The amended and restated credit agreement requires payment of interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case on an Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum.”

Securities and Exchange Commission November 17, 2008 Page 9

In note 8(b) to the consolidated financial statements, as filed on Form 20-F on March 24, 2008 for the year ended December 31, 2007, beginning on page F-41, the Company disclosed the following information: “The $365.0 million revolving credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.850% per annum for the first six years after the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter.”

In note 8(c) to the consolidated financial statements, as filed on Form 20-F on March 24, 2008 for the year ended December 31, 2007, beginning on page F-42, the Company disclosed the following information: “The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum”.

In note 8(d) to the consolidated financial statements, as filed on Form 20-F on March 24, 2008 for the year ended December 31, 2007, beginning on page F-42, the Company disclosed the following information: “The $920.0 million revolving credit facility requires payment of interest on the outstanding loans a rate calculated as LIBOR plus 0.5% per annum.”

In note 8(e) to the consolidated financial statements, as filed on Form 20-F on March 24, 2008 for the year ended December 31, 2007, beginning on page F-43, the Company disclosed the following information: “The $150.0 million revolving credit facility requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.8% per annum.”

The Company believes this disclosure, as referenced above, is in compliance with Rule 5-02.22 of Regulation S-X. In addition, the Company has provided the average LIBOR rate as additional disclosure on Form 6-K dated November 12, 2008 for the period ended September 30, 2008. The Company will continue to provide this disclosure in future periods.

Securities and Exchange Commission November 17, 2008 Page 10

To assist readers in understanding the interest expense and the impact of interest rate on interest expense each period, the Company has provided the following additional disclosure on Form 6-K dated November 12, 2008 for the period ended September 30, 2008:

The decrease in the average LIBOR rates from 5.5% in Q3, 2007 to 2.5% in Q3, 2008 has not significantly impacted our interest expense as the majority of our operating debt for both periods was hedged under fixed rate terms with interest rate swaps that were designated and tested as effective hedges for accounting purposes.

The Company will continue to provide similar disclosure in future periods.

Note 14. Subsequent events, page F-52

10.	We note your disclosure herein that you were to test the effectiveness of designated interest rate swaps at March 31, 2008. In view of the volatility in amounts reported in earnings and comprehensive income during the first two quarters of 2008 associated with the change in the fair value of financial instruments, please explain to us why your interest rate swaps continue to be qualified hedging relationships for you.

Response: The volatility of amounts reported in earnings and comprehensive income during the first two quarters of 2008 was due to significant fluctuations in the forward LIBOR rate curves during the periods. The terms of the interest rate swaps designated as hedges were closely aligned to the hedged interest rate payments. These terms include: reset periods, settlement dates and the benchmark rate of interest. As a result of the similarities between the hedged and the hedging items, the hedges remained highly effective during the first two quarters of 2008 despite interest rate volatility. The Company used the long haul method and performed quarterly effectiveness tests using the cumulative dollar offset or regression methodology. The Company’s effectiveness testing showed that the hedges were highly effective as at March 31, 2008 and June 30, 2008.

The Company voluntarily elected to prospectively de-designate all of its interest rate swap hedges on September 30, 2008 due to the compliance burden of this accounting policy, as discussed on Form 6-K dated November 12, 2008 for the period ended September 30, 2008.

Exhibits 4.22 - 4.26

11.	We note numerous references in the respective leases to the “financial schedule.” It appears that such schedule contains material terms, conditions and amounts. However, the content of the schedules do not appear to be present. Please file and provide us with copies of the content of the financial schedules for the respective leases. If the terms, conditions and amounts of the schedule are the same for each lease, provide us with a copy of one schedule and represent that it is representative of each lease.

Response: The requested information is included in the Supplemental Letter

Securities and Exchange Commission November 17, 2008 Page 11

Form 6-K Filed August 8, 2008

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 37

Interest Rate Risk, page 37

12.	You disclose that you consider the risk of credit related losses in the event of nonperformance by the counterparties associated with your interest rate swaps to be minimal because the counterparties are major financial institutions. Given the global environment affecting financial institutions in general that developed during the summer of 2008 and continued thereafter, please explain to us and disclose the extent to which you evaluate the associated risk and the counterparties’ financial stability and the basis for your conclusion that such risk is minimal.

Response: The Company regularly performs evaluations of significant counterparties for credit risk. In addition, the Company has historically reviewed its contracts to assess the counterparties’ ability to assign their rights and obligations. At the date of the Company’s previous filing, the future cash settlements under our interest rate swap instruments were significantly in favor of our counterparties. Based on these credit risk evaluations and the liability position of these instruments at the reporting date, the credit risk of these counterparties was not considered to be a significant determinant in the value of these instruments.

At the time of the Company’s previous filing the company did not have sufficient transparency to the extent of the impact of the liquidity crisis on the financial institutions that are counterparties in its swap instruments. In light of the current global environment and events that have transpired since the Company’s last filing, the disclosure on Form 6-K dated November 12, 2008 for the period ended September 30, 2008, identifies the additional risk factors associated with the financial markets and the solvency of counterparties. The Company has also considered the risk of non-performance as part of its application of SFAS 157, Fair Value Measurements. On Form 6-K dated November 12, 2008 for the period ended September 30, 2008, the Company has made the following amendment to its disclosure in “Item 3. Quantitative and Qualitative Disclosures about Market Risk” to clarify its evaluations of the associated risk of the counterparties’ financial stability:

Securities and Exchange Commission November 17, 2008 Page 12

Counterparties to these financial instruments may expose us to credit-related losses in the event of nonperformance. As at September 30, 2008, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in accordance with SFAS 157, Fair Value Measurements, in the fair value of our financial instruments as at September 30, 2008.

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for adequacy and accuracy of the disclosures in the filings;

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0219 or Jim Fox of the same firm at (212) 237-0131.

Very truly yours,

/S/ CHARLES E. CARPENTER
Charles E. Carpenter

cc:	Doug Jones (SEC)
Sai W. Chu (Company)
Christa Scowby (Company)